

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Shinyoung Park
Chief Financial Officer
Magnachip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
1, Allee Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

Re: Magnachip Semiconductor Corporation
Form 10-K for the Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-34791

Dear Shinyoung Park:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing